Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Construct Six LR2 Newbuildings, Delivery of its Seventh MR Newbuilding, and Agreements to Time Charter-in Three Product Tankers

MONACO -- (Marketwire) – March 26, 2013 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has (i) agreed to construct six additional LR2 Newbuildings, (ii) taken delivery of its seventh Newbuilding MR product tanker, STI Emerald and (iii) time chartered-in one handymax and two LR2 product tankers.

LR2 Newbuildings

The Company executed agreements with Hyundai Samho Heavy Industries Co., Ltd. (“HSHI”) to construct a total of four 114,000 dwt LR2 product tankers for approximately $50 million each.  These agreements are in addition to the previously announced agreement for two similar vessels.  The Company has six LR2 newbuilding contracts at HSHI, all of which are scheduled to be delivered within 2014.  These newbuildings come with fixed-price options for the construction of additional LR2 vessels.

In addition, the Company has reached an agreement with Daewoo Shipbuilding and Marine Engineering Co., Ltd. (“DSME”) to construct two 114,000 dwt LR2 product tankers for approximately $50 million each. These vessels are scheduled to be delivered within 2014.  This agreement includes fixed-price options for the construction of additional LR2 vessels.

The Company has a total of 33 newbuilding product tanker agreements, which include 19 MR, eight LR2 and six Handymax ice class-1A vessels, at Hyundai Mipo Dockyard Co. Ltd., SPP Shipbuilding Co. Ltd., HSHI, and DSME.  One of the newbuildings is expected to be delivered to the Company by April 2013 and the remaining 32 by the end of 2014.  The Company also has fixed-price options to construct additional newbuilding product tankers at these yards.

Delivery of STI Emerald

Yesterday, March 25, 2013, the Company took delivery of the seventh MR product tanker under its newbuilding program, STI Emerald, and the vessel began a time charter for up to 120 days at $19,500 per day plus an adjustment based on the fuel consumption. The vessel was partially financed by the Company's 2011 Credit Facility.

Time Charter-In Agreements

The Company agreed to time charter-in three product tankers consisting of:

•	Two LR2 product tankers (a 115,756 dwt, 2011 built, and a 115,592 dwt, 2010 built) each for one year at approximately $16,000 per day with expected deliveries by the middle of April 2013.
•
A Handymax product tanker, ice-class 1B, (37,217 dwt, 2004 built) for one year at approximately $12,700 per day.  The Company also has an option to extend the charter for an additional year at $14,000 per day.   This vessel is expected to be delivered by the middle of April 2013.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 14 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, seven MR tankers, and one post-Panamax tanker) with an average age of 4.4 years, time charters-in 21 product tankers (five LR2, three LR1, seven MR and six Handymax tankers), and has contracted for 33 newbuilding product tankers  (19 MR, eight LR2 and six Handymax ice class-1A vessels), one of which is expected to be delivered to the Company by April 2013 and the remaining 32 by the end of 2014. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616